SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated September 28, 2005


                              --------------------

                                    HEAD N.V.

                                    Rokin 55
                                1012 KK Amsterdam
                                 The Netherlands
                                 +31 20 625 1291

                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F: |X|            Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                         Yes: |_|            No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                         Yes: |_|            No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                         Yes: |_|            No: |X|

Enclosures:       Press release

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                                                   [HEAD LOGO] [GRAPHIC OMITTED]


Press Release

HEAD NV is pleased to announce that it has appointed Gerald Skrobanek as Managing Director of the Diving Division.


Amsterdam - September 28th, 2005 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced that Gerald Skrobanek will be promoted to the Executive Vice President of the Diving Division. He will take up his position on September 28th, 2005 when he will also be appointed as President of HTM Sport S.p.A Italy.

Gerald replaces Stefano Di Martino who has spent the last two years restructuring the Diving Division, improving both its profitability and performance and we would like to thank Stefano for his contribution to the group and wish him all the best in his new role.

Gerald joined the Head Group in 2000 and is currently Vice President of Operations, Managing Director of Head Sports AG and a Member of the Executive Committee.




Johan Eliasch, Chairman and CEO, commented:


"I am delighted that Gerald has agreed to take on this new role as I feel that he will bring invaluable experience to the Diving Division which he has gained from working across all divisions within our group."



About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboard equipment), Penn

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(tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Gustavo Kuerten, Marat Safin, Juan Carlos Ferrero, Johann Grugger and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax: +43 1 707 8940






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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 HEAD N.V.


Date: September 28, 2005                         By:  /s/ JOHAN ELIASCH
                                                    ------------------------

                                                 Name:  Johan Eliasch
                                                 Title: Chief Executive Officer